SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 17, 2010

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: June 17, 2010 By:__________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

[Translation into English from the original document in Spanish]

Buenos Aires, 17 de Junio de 2010

To

Comisión Nacional de Valores [Securities and Exchange Commisson in Argentina]

Ref.: Relevant Information (Art. 23)

Dear Sirs:

Following the previous releases published on August 11, 2009, November 10, 2009, March 9, 2010 and May 10, 2010 related to the annual and quarterly financial statements, MetroGAS (NYSE: MGS) today announced that for eleven years now, the Company has operated with frozen distribution tariffs despite it has subscribed, within the License Renegotiation Agreement framework established by the Public Emergency Law No. 25.561, an Interim Agreement ("Acuerdo Transitorio") as of October 1st, 2008 with UNIREN (Public Contract Analysis and Renegotiation Unity), which was ratified by the executive power through Decree No. 234/09 and published at the Federal Register on April 14, 2009.

The tariff chart resulting from such a decree has not been applied by "ENARGAS" (National Regulatory Gas Entity) as it continues to be under review after ten months by the Federal Planning, Public Investment and Services Ministry (the "Planning Ministry"). As a result of the urgent need of the Company to receive the increase of tariffs, it has implemented and abided with all of the necessary requests to set a trust with Nación Fideicomisos S.A. as it is stipulated in the Interim Agreement ("Acuerdo Transitorio"), where the tariffs increase will be deposited once approved; said funds will be allocated for 2008/2009 public works projects already carried out by the Company together with 2010 projects, which have already been submitted to ENARGAS.

In addition, neither the Planning Ministry nor ENARGAS have granted MetroGAS the right to apply the new municipal tariff rates, contributions and other expenses that have increasingly and consistently affected in a disproportionate way the generation of cash flow. Since 2001, the Company's operating expenses have increased in average over 210%.

During the past eleven years, since the distribution tariffs have been frozen, and despite that no changes have been made, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006, which the Company has been promptly following.

Furthermore, the Company has continued and will continue to offer gas distribution services in a safe, efficient and reliable manner.

All of the increases granted for all types of clients that the Company has invoiced to its clients have had no effect on its income as it has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas prices increases from producers and to pay for the natural gas imports to cope with the internal demand.

Moreover, for the past eleven years that the Company has operated with frozen tariffs it has not received any subsidies from the Government.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company.

As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments nor the funds to pay its commercial and fiscal obligations.

It is worth noting that MetroGAS is fully operational and maintains the quality of its services.

Therefore, after a careful analysis of all the options, and given the current scenario, the Board of Directors at MetroGAS has decided to file for reorganization proceedings under Argentine Law (similar to US Chapter 11).

Without any further comments, best regards

Magdalena Gonzalez Garaño

Capital Markets Relations